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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69839

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __03/31/2026__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Madison Global Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 Vanderbilt Motor Parkway, Suite 205

(No. and Street)

Hauppauge	NY	11788
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Peters	212-668-8700	rpeters@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, PC

(Name – if individual, state last, first, and middle name)

300 Tri State International, Ste 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

October 20, 2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anton Gerdes _____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of Madison Global Partners, LLC _____, as of
3/31 _____, 2 026 ____, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Signature: _Anton Gerdes Jr_____

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MADISON GLOBAL PARTNERS LLC

Financial Statements and Supplemental Information

For the period January 1, 2025 through March 31, 2026

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

MADISON GLOBAL PARTNERS LLC
FINANCIAL STATEMENTS
For the period January 1, 2025 through March 31, 2026

TABLE OF CONTENTS

<u>Page</u>

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Statement of Operations   3

Statement of Changes in Member's Equity   4

Statement of Cash Flows   5

Notes to Financial Statements   6-9

Supplemental Information:

       Schedule I - Computation of Net Capital under SEC Rule 15c3-1
       and Reconciliation with Company's Computation   10

       Schedule II - Computation for Determination of Reserve Requirements
       Under Rule 15c3-3 of the Securities and Exchange Commission   11

       Independent Auditors' Report on Exemption Report   12

       Exemption Report   13



MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of Madison Global Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madison Global Partners LLC as of March 31, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Madison Global Partners LLC as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Madison Global Partners LLC's management. Our responsibility is to express an opinion on Madison Global Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Madison Global Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of Madison Global Partners LLC's financial statements. The supplemental information is the responsibility of Madison Global Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Madison Global Partners LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
June 26, 2026

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026

ASSETS

Cash and cash equivalents	$	22,955
Securities long at market value		90,462
Due from clearing brokers		708,549
Prepaid expenses and other assets		27,886
Accounts receivable		11,900
Property and equipment, net of accumulated depreciation of $86,405		7,012
Total assets	$	868,764

LIABILITIES AND MEMBER'S EQUITY
Liabilities:

Accounts payable and accrued expenses	$	427,882
Due to affiliate		67
Total liabilities		427,949
Member's equity		440,815
Total liabilities and member's equity	$	868,764

MADISON GLOBAL PARTNERS LLC
STATEMENT OF OPERATIONS
For the period January 1, 2025 through March 31, 2026

Revenue:

Investment Banking	$	2,346,690
Commission revenue		987,816
Other revenue		159,213
Advisory revenue		59,023
Dividend income		18,783
Interest income		8,282
Losses on firm investments		(369,616)
Total revenue		3,210,191

Expenses:

Commission, Compensation and Benefits	2,183,672
Other administrative expenses	207,151
Professional Fees	205,583
Clearing fees	137,838
Regulatory Expense	66,577
Occupancy and Equipment	64,112
Technology and Communications	43,103
Total expenses	2,908,036
Net income	$ 302,155

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the period January 1, 2025 through March 31, 2026

Balance - January 1, 2025	$	288,660
Member's Distributions		(150,000)
Net Income		302,155
Balance - March 31, 2026	$	440,815

MADISON GLOBAL PARTNERS LLC

STATEMENT OF CASH FLOWS
For the period January 1, 2025 through March 31, 2026

Cash flows from operating activities:	
Net income	302,155
Depreciation	5,523
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities	
Changes in assets and liabilities:	
Deposit with clearing brokers	548,298
Due from clearing brokers	(647,430)
Due from affiliates	11,739
Prepaid expenses and other assets	3,058
Accounts receivable	(649)
Accounts payable and accrued expenses	(147,942)
Due to affiliate	67
Cash provided by operating activities	74,819
Cash flows from investing activities:	
Purchase of equipment	(2,308)
Cash used in investing activities	(2,308)
Cash flows from financing activities:	
Member's distributions	(150,000)
Cash used in financing activities	(150,000)
Net decrease in cash and cash equivalents	(77,489)
Cash and cash equivalents - beginning of the year	100,444
Cash and cash equivalents - end of the year	$ 22,955
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 32
Cash paid for income taxes	$ -

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
For the period January 1, 2025 through March 31, 2026

Note 1 - **Nature of Business**

Madison Global Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages in retail brokerage including buying and selling of stocks, debt securities, U.S. government securities, mutual funds and variable life insurance or annuities. The Company also acts as a placement agent for private placements of securities.

The Company is a limited liability company; therefore, the members' liability is limited to their investment.

The Company received approval to change its fiscal year end from December 31 to March 31.

Effective during 2025, the Company changed its fiscal year-end from December 31 to March 31. Accordingly, the accompanying financial statements cover a fifteen-month transition period from January 1, 2025 through March 31, 2026.

Note 2 - **Summary of Significant Accounting Policies**

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income taxes:
The Company is a limited liability company that is taxed as a partnership for income tax reporting purposes. Therefore, the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

Pursuant to the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), *Accounting for Uncertainty in Income Taxes* , the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Cash:
The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Fair Value:

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

Fair Value - Continued:

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. No transfers between levels occurred.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2026:

Assets	Level 1	Level 2	Level 3	Total
Common Stock	$ 90,462	$ -	$ -	$ 90,462
	$ 90,462	$ -	$ -	$ 90,462

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with US GAAP. The resulting unrealized gains and losses are reflected in the statement of income. Realized gains and losses from securities transactions are determined on the basis of identified cost.

Revenue Recognition:
Revenue from contracts with customers includes commission and concession income, fees from selling group participation, fees for providing public articles and third party research, and private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-l fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized in accordance with these agreements.

The Company receives fees from clients from the Company forwarding nonproprietary data from public articles and from research the Firm receives from Third parties.

The Company recognizes fees from private placements upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the Company.

Accounts Receivable:
Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Note 3 -   Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3- 1 ("the Rule"). The Rule requires the Company maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3 % of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. At March 31, 2026, the Company had net capital of $372,705 which was above its required minimum net capital of $50,000 by $322,705. The Company had a ratio of aggregate indebtedness to net capital of 1.15 to 1.00 at March 31, 2026.

Note 4 -   Sub-Clearing Agreement

The Company has a sub-clearing agreement with a broker-dealer to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. Amounts receivable from its sub-clearing broker at March 31, 2026 consist of commissions receivable. The receivable is considered fully collectible at March 31, 2026 and no allowance is required.

Note 5 -   Receivable from Clearing Broker

The Company has an agreement with a clearing broker to execute and clear, on a fully-disclosed basis, customer accounts of the Company. Amounts receivable from its clearing broker at March 31, 2026 consist of funds held in an account. The receivable is considered to be fully collectible at March 31, 2026 and no allowance is required. Management evaluated the receivable for expected credit losses and determined that no allowance was necessary based on management's expectation that the outstanding balance will be collected in full.

Note 6 -   Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at March 31, 2026.

Note 7 -   Related Party Transactions

The Company is affiliated with a sister entity that is a Registered Investment Advisor ("RIA"). The terms of the expense sharing agreement provide that any general overhead expenses paid by the Company and other various operating expenses are to be repaid by the affiliate at a rate commensurate to the affiliates usage of that expense category. Expenses recorded by the affiliate for services provided on behalf of the affiliate was $189,351 as of March 31, 2026, and are included in professional fees, technology and communications, occupancy and equipment, and other administrative expenses on the statement of operations of the affiliate. As of March 31, 2026, the amount due to the affiliate was $67. The percentage of these expense categories to be charged to the affiliate are based off the shared operating costs between the two entities defined in the expense sharing agreement.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 8-   Leases

See Note 7 for a description of the Company's leases with related entities. Total rent expense for the audit period was $64,112.

The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Note 9-   Retirement Plan

The Company offers a 401(k) profit sharing plan to all employees. The Company did not make a contribution to the plan for the year ended March 31, 2026.

Note 10   Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 11   Concentrations

For the period January 1, 2025 through March 31, 2026, two customers accounted for approximately 87% of all private placement revenue. Approximately 73% of all income came from private placement revenue. Approximately 100% of accounts receivable at March 31, 2026 is due from 2 customers. For the period ended March 31, 2026, there are two significant customers that combined total of 64% of all revenue.

Note 12   Reporting Segments

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking and retail brokerage. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented on a basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the statement of financial condition as total assets. As a result, the Company in its entirety has a single reportable segment. The accounting policies of the Company's single reportable segment is the same as those described in Note 2.

Note 13   Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method over the estimated useful lives of the assets. Fixed assets consisted of the following as of March 31, 2026:

Fixed assets	$	93,417
Less: Accumulated depreciation		86,405
Net fixed assets	$	7,012

Depreciation expense for the period ended March 31, 2026 was $5,523.

Note 14   Subsequent events

The Company has evaluated subsequent events through Month XX, 2026, the date that the financial statements were available to be issued and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

ACCOMPANYING SCHEDULES

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the period January 1, 2025 through March 31, 2026

MADISON GLOBAL PARTNERS LLC

Schedule I - Computation of Net Capital under SEC Rule 15c3-1
of the Securities and Exchange Commission
For the period January 1, 2025 through March 31, 2026

Credit Factors		
Member's equity	$	440,815
Non-allowable Assets:		
Prepaid expenses and other assets		27,886
Accounts receivable		11,900
Property and equipment		7,012
Total non-allowable assets		46,798
Net Capital before haircuts		394,017
Less : Haircuts		21,312
Net Capital		372,705
Minimum Net Capital Requirement (the greater of $50,000 or 6 2/3 % of aggregate indebtedness).		50,000
Remainder: Capital in excess of all requirements	$	322,705

Capital ratio (maximum allowance 1500%)			
(*)Aggregate indebtedness	427,949		
Divided by: Net capital	372,705	=	114.82%
(*)Aggregate indebtedness:			
Accounts payable and accrued expenses			427,949
		$	427,949

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF MARCH 31, 2026

There is no significant difference between net capital as reported in Part IIA of Form X-17 A-5
and net capital as computed above

MADISON GLOBAL PARTNERS LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

For the period January 1, 2025 through March 31, 2026

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.



MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of Madison Global Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Madison Global Partners LLC claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) Madison Global Partners LLC stated that Madison Global Partners LLC met the identified exemption provisions without exception throughout the most recent fiscal year.

Madison Global Partners LLC also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Madison Global Partners LLC limits its business activities exclusively to trading securities for own account, private placement of securities, and underwriting or selling group participation, and Madison Global Partners LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Madison Global Partners LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

Madison Global Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Madison Global Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
June 26, 2026

Madison Global Partners, LLC
Exemption Report
For the period January 31, 2025 through March 31, 2026

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Madison Global Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii)

   a. All of the customer transactions are cleared through the following broker-dealers on a fully disclosed basis: **RBC Clearing and Interactive Brokers.**

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended March 31, 2026 without exception.

(3) The Company is also filing an exemption report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adoption amendments to 17 C.F.R. 240 17a-5 are limited to trading securities for own account, private placement of securities, underwriting or selling group participant (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, ; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended March 31, 2026.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Anton Gerdes Jr
Authorized Signature:

CEO
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Title: